Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollars in thousands)	2010	2009	2010	2009
Earnings: Loss before benefit from income taxes	$ (14,884)	$(237,164)	$ (59,744)	$(479,893)
Interest expense	269,979	259,363	535,807	538,690
Implicit interest in rents	4,038	6,348	7,746	10,861
Total earnings	$259,133	$ 28,547	$483,809	$ 69,658
Fixed charges: Interest expense	$269,979	$ 259,363	$535,807	$ 538,690
Implicit interest in rents	4,038	6,348	7,746	10,861
Total fixed charges	$274,017	$ 265,711	$543,553	$ 549,551
Ratio of earnings to fixed charges*	0.95	0.11	0.89	0.13

*

Earnings were insufficient to cover total fixed charges by $14.9 million for the three months ended June 30, 2010 and $59.7 million for the six months ended June 30, 2010. Earnings were insufficient to cover total fixed charges by $237.2 million for the three months ended June 30, 2009 and $479.9 million for the six months ended June 30, 2009.

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